August 5, 2011

VIA EDGAR

Mr. Edwin Kim
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	BTHC XV, Inc.
Current Report on Form 8-K/A, filed June 29, 2011
Annual Report on Form 10-K/A, filed June 29, 2011
Quarterly Report on Form 10-Q/A, filed July 1, 2011
File No. 0-52808

Dear Mr. Kim:

This will confirm the telephone conversation you had with my colleague, Timothy French, on August 4, 2011 regarding the timing of the responses of our client, BTHC XV, Inc. (the “Company”), to the comments contained in your letter to the Company, which was dated July 22, 2011.

As per the telephone conversation, the Company has informed me that it will respond to your comments on or before August 19, 2011.  I understand this is acceptable to the Staff.

Please email me at wzheng@blankrome.com if you have any questions.

Very truly yours,

/s/ William Zheng
William Zheng